Vivos therapeautics, Inc.

7921 Southpark Plaza, Suite 210

Littleton, Colorado 80120

November 30, 2023

VIA EDGAR

U.S. SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Ben Richie

Re:	Vivos Therapeutics, Inc.
Registration Statement on Form S-1 File No. 333-275726 Filed November 22, 2023

Dear Mr. Richie:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Vivos Therapeutics, Inc. (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. Eastern Time on Friday, December 1, 2023 (the “Effective Time”). The Company hereby grants to Lawrence A. Rosenbloom, Esq. of Ellenoff Grossman & Schole LLP the authority to communicate to the staff of the U.S. Securities and Exchange Commission one or more requests for any potential deferral of the Effective Time.

Very truly yours,

/s/ R. Kirk Huntsman
R. Kirk Huntsman
Chief Executive Officer